Exhibit 99.2

Sino-Global Announces Fiscal Year 2015 First Quarter Financial Results

NEW YORK, November 12, 2014 /PRNewswire/ -- Sino-Global Shipping America, Ltd. (NasdaqCM: SINO) (“Sino-Global” or the “Company”), a shipping agency, logistics and ship management services company, today announced its financial results for the first fiscal quarter ended September 30, 2014.

	For the Three Months Ended September 30,
	2014	2013	% Change
Revenues	$2,605,925	$3,317,661	-21.5%
Shipping Agency and Ship Management Services	$1,659,291	$1,430,661	16.0%
Shipping and Chartering Services	-	1,887,000	NM
Inland Transportation Management Services	$946,634	$-	NM
Gross margin	45.9%	28.0%	64%
Operating profit (loss) margin	7.7%	-0.5%	NM
Net income attributable to Sino-Global	$367,259	$263,510	39.4%
Diluted earnings per share	$0.06	$0.06	-4.1%

•	Basic and diluted EPS of $0.06 for the three months ended September 30, 2014 marked the fifth consecutive quarter of net profit for the Company.

•	Continued strength from the Inland Transportation Management Services generated revenues of approximately $0.95 million, or 36.3% of total revenues, for the three months ended September 30, 2014.

•	Gross margin of 45.9% for the three months ended September 30, 2014 improved significantly over the same period of last year as a result of strong contribution from the higher margin Inland Transportation Management Services business as well as improvement in the Shipping Agency Services.

•	Further expanded our service platform with the acquisition of Longhe Ship Management (Hong Kong) Co., Limited (“LSM”) on September 8, 2014. LSM generated revenues of approximately $50,000 and net profit of approximately $23,000 from completion of the acquisition on September 8, 2014 through September 30, 2014.

•	Strengthened balance sheet with significant increases in cash and cash equivalents and working capital.

Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global commented: “We are pleased to report our fiscal year 2015 first quarter financial results that feature: 1) year-over-year growth in revenues from both the Shipping Agency and Inland Transportation Management Services and positive contribution from the newly acquired Ship Management Services and 2) improvement in overall gross margins. The results marked the fifth consecutive quarter of net profit for Sino-Global, reflecting the benefit of our streamlined operations and diversified services platform.”

Mr. Cao, continued: “Looking ahead, we believe that the difficult macroeconomic conditions, increasing competition in our industry and rising labor costs will continue in coming quarters. That said, we also believe that our stringent cost management and ongoing efforts to broaden revenue streams along the shipping industry value chain should position us well for growth in the long run.”

Q1 FY2015 Financial Results

	For the Three Months Ended September 30,
	2014			2013
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency and Ship Management Services	$1,659,291	$1,283,505	$375,786	$1,430,661	$1,112,803	$317,858
Shipping and Chartering Services	-	-	-	1,887,000	1,275,000	612,000
Inland Transportation Management Services	946,634	125,648	820,986	-	-	-
Consolidated	$2,605,925	$1,409,153	$1,196,772	$3,317,661	$2,387,803	$929,858

Total revenues decreased by 21.5% to $2,605,925 for the three months ended September 30, 2014 from $3,317,661 for the same period of 2013. The decline in total revenues was mainly due to receiving no revenues from the Shipping and Chartering services during the three months ended September 30, 2014, partially offset by revenues generated from Inland Transportation Management services, which the Company did not receive in 2013. Despite the continued impact of macroeconomic weakness, revenues from our Shipping Agency and Ship Management services increased by 16.0% to $1,659,291 for the three months ended September 30, 2014 from $1,430,661 for the same period of 2013. The Inland Transportation Management services, which we launched in the second quarter of fiscal year 2014, generated revenues of $946,634, or 36.3% of total revenues, for the three months ended September 30, 2014. As noted above, we had no revenues for Shipping and Chartering services for the three months ended September 30, 2014. LSM, which we acquired on September 8, 2014, generated revenues of $47,587 from its acquisition on September 8, 2014 through September 30, 2014.

Cost of revenues decreased by 41.0% to $1,409,153 for the three months ended September 30, 2014 from $2,387,803 for the same period of 2013. The decline was primarily because, in the absence of revenues for the period, the Shipping and Chartering services had no cost of revenues for the three months ended September 30, 2014, compared to $1,275,000 for the same period of 2013. This decrease was partially offset by costs associated with the Inland Transportation services in 2014, which we did not have in 2013. Gross margin of 45.9% for the three months ended September 30, 2014 increased significantly from 28.0% for the same period of 2013, mainly because our newly launched Inland Transportation Management services featured higher gross margins than the Shipping and Chartering services. Cost of revenues for Shipping Agency and Ship Management services and Inland Transportation Management services were $1,283,505 and $125,648, leading to gross margins of 22.6% and 86.7%, respectively, for the three months ended September 30, 2014.

General and administrative expenses increased by 4.9% to $939,805 for the three months ended September 30, 2014 from $896,164 for the same period of 2013. The increase was mainly due to higher business development expenses of $63,942, recognition of stock-based compensation for common stock issued to consultants of $71,698, partially offset by reduction in office expenses of $53,783.

Selling expenses increased by 10.3% to $56,339 for the three months ended September 30, 2014 from $51,088 for the same period of 2013, mainly due to higher commission rates.

Operating income of $200,628 for the three months ended September 30, 2014 compared to operating loss of $17,394 for the same period of 2013. This marks our fourth consecutive quarter of operating profit and fifth consecutive quarter of net profit, showing that our continued efforts to streamline our operations and diversify our revenue streams have borne fruit. Operating profit margin of 7.7% for the three months ended September 30, 2014 compared to operating loss margin of 0.5% for the same period of 2013.

As a result of the foregoing, we reported net income of $165,501 for the three months ended September 30, 2014, compared to $28,973 for the same period of 2013. After deduction of non-controlling interest, net income attributable to Sino-Global was $332,459, or $0.06 per diluted share, for the three months ended September 30, 2014, compared to $275,394, or $0.06 per diluted share, for the same period of 2013.

Financial Condition

As of September 30, 2014, the Company had cash and cash equivalents of $3,553,187 and working capital of $5,200,958, compared to $902,531 and $3,727,003, respectively, at the end of the fiscal year ended June 30, 2014. Net cash provided by operating activities was $524,352 for the three months ended September 30, 2014, as compared to net cash used in operating activities of $1,030,634 for the same period of last year. Net cash provided by investing activities was $1,103,902 for the three months ended September 30, 2014 mainly as a result of the collection of short-term loan to a related party, as compared to net cash used in investing activities of $3,399 for the same period of last year. Net cash provided by financing activities was $967,820 for the three months ended September 30, 2014 due to the issuance of 647,000 shares of common stock in July 2014.

Recent Developments

On July 2, 2014, the Company announced the closing of its previously announced underwritten public offering of 572,000 registered shares of its common stock, without par value per share, at a price to the public of $1.76 per share. The underwriter partially exercised the over-allotment and purchased an additional 75,000 shares. The total number of shares sold in the offering including such over-allotment shares was 647,000 shares of common stock and the net proceeds from the offering was $967,820.

On August 8, 2014, the Company entered into an agreement to acquire all of the equity of Longhe Ship Management (Hong Kong) Co., Limited (“LSM”) from Mr. Deming Wang, who owns approximately 3.6% of the Company’s total shares outstanding at the time of the acquisition agreement. The purchase price for LSM is set to be between 20,000 and 200,000 shares of our common stock, depending on the net income of LSM from July 4, 2014 through December 31, 2014. On August 22, 2014, the Company issued the first payment of 50,000 shares of our common stock to be held in escrow to Mr. Wang. The transaction was completed on September 8, 2014.

About Sino-Global Shipping America, Ltd.

Founded in the United States of America in 2001, Sino-Global Shipping America, Ltd. is a shipping company headquartered in New York with offices in China, Australia, Canada and Hong Kong. The Company offers customized shipping agency, shipping and chartering, inland transportation management and ship management services. For more information, please visit: www.sino-global.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global's filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Mr. Anthony S. Chan, CPA

Acting CFO & EVP

+1 718-888-1814

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	June 30,
	2014	2014

Assets
Current assets
Cash and cash equivalents	$3,553,187	$902,531
Advances to suppliers	28,612	8,482
Accounts receivable, less allowance for doubtful accounts of $443,711 and $443,858 as of September 30, 2014 and June 30, 2014, respectively	959,033	481,885
Other receivables, less allowance for doubtful accounts of $251,139 and $250,100 as of September 30, 2014 and June 30, 2014, respectively	471,234	174,406
Prepaid expenses - current	461,462	216,729
Due from related parties	880,290	3,173,765

Total Current Assets	6,353,818	4,957,798

Property and equipment, net	266,454	294,722
Prepaid expenses - noncurrent	749,438	280,800
Other long-term assets	28,864	16,734
Deferred tax assets	192,800	163,900

Total Assets	$7,591,374	$5,713,954

Liabilities and Equity
Current liabilities
Advances from customers	$213,181	$88,477
Accounts payable	242,511	398,756
Accrued expenses	142,069	177,877
Other current liabilities	555,099	565,685

Total Current Liabilities	1,152,860	1,230,795

Total Liabilities	1,152,860	1,230,795

Commitments and Contingency

Equity
Preferred stock, 2,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 50,000,000 shares authorized, no par value; 6,326,032 and 5,229,032 shares issued as of September 30, 2014 and June 30, 2014; 6,200,841 and 5,103,841 shares outstanding as of September 30, 2014 and June 30, 2014	13,385,477	11,662,157
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(2,937,801)	(3,270,260)
Accumulated other comprehensive income	59,418	24,618
Unearned stock-based compensation	(11,640)	(11,640)

Total Sino-Global Shipping America Ltd. Stockholders' Equity	11,267,769	9,177,190

Non-Controlling Interest	(4,829,255)	(4,694,031)

Total Equity	6,438,514	4,483,159

Total Liabilities and Equity	$7,591,374	$5,713,954

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

 (UNAUDITED)

	For the three months ended September 30,
	2014	2013

Net revenues	$2,605,925	$3,317,661

Cost of revenues	(1,409,153)	(2,387,803)
Gross profit	1,196,772	929,858

General and administrative expenses	(939,805)	(896,164)
Selling expenses	(56,339)	(51,088)
	(996,144)	(947,252)

Operating income (loss)	200,628	(17,394)

Financial (expense) income, net	(62,382)	23,867

Net income before provision for income taxes	138,246	6,473

Income tax benefit	27,255	22,500

Net income	165,501	28,973

Net loss attributable to non-controlling interest	(166,958)	(246,421)

Net income attributable to Sino-Global Shipping America, Ltd.	$332,459	$275,394

Comprehensive income
Net income	$165,501	$28,973
Foreign currency translation gain (loss)	66,534	(25,637)
Comprehensive income	232,035	3,336
Less: Comprehensive loss attributable to non-controlling interest	(135,224)	(260,174)

Comprehensive income attributable to Sino-Global Shipping America Ltd.	$367,259	$263,510

Earnings per share
-Basic and diluted	$0.06	$0.06

Weighted average number of common shares used in computation
-Basic and diluted	5,920,950	4,703,841

SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the three months ended September 30,
	2014	2013

Operating Activities

Net income	$165,501	$28,973
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	55,560	27,575
Amortization of stock-based compensation to consultants	71,689	-
(Recovery of) provision for doubtful accounts	(147)	108
Deferred tax benefit	(28,900)	(22,500)
Changes in assets and liabilities
(Increase) decrease in advances to suppliers	(20,130)	101,992
(Increase) decrease in accounts receivable	(477,001)	236,660
Increase in other receivables	(296,828)	(375,498)
Increase in prepaid expenses	(113,060)	(558)
Decrease in employee loan receivables	-	5,338
Increase in other long-term assets	(12,130)	(7,522)
Decrease (increase) in due from related parties	1,174,234	(612,000)
Increase (decrease) in advances from customers	124,704	(407,030)
Decrease in accounts payable	(156,245)	(33,359)
(Decrease) increase in accrued expenses	(35,808)	76,096
(Decrease) increase in other current liabilities	72,913	(48,909)

Net cash provided by (used in) operating activities	524,352	(1,030,634)

Investing Activities
Acquisitions of property and equipment	(15,339)	(3,399)
Collection of short-term loan from related party	1,119,241	-

Net cash provided by (used in) investing activities	1,103,902	(3,399)

Financing Activities
Proceeds from issuance of common stock, net	967,820	-

Net cash provided by financing activities	967,820	-

Effect of exchange rate fluctuations on cash and cash equivalents	54,582	(28,261)

Net increase (decrease) in cash and cash equivalents	2,650,656	(1,062,294)

Cash and cash equivalents at beginning of period	902,531	3,048,831

Cash and cash equivalents at end of period	$3,553,187	$1,986,537

Supplemental information:
Income taxes paid	$8,104	$7,949
Non-cash transactions of operating activities:
Common stock issued for LSM acquisition and stock-based compensation to consultants	$755,500	$-